October 3, 2013

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed October 16, 2013

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of October 31, 2013.

General

1. In response to prior comment 4, you have added disclosures on pages 6 and 20 indicating that OICco Acquisition I, Inc. had closed its initial public offering prior to Mr. Dotres becoming its officer and director on January 14, 2014, and that since that date, Mr. Dotres has “identified a target company and engaged in a share exchange agreement with Champion Pain Care Corp.” This disclosure could be read to suggest that Champion Pain Care Corp is the first target company with which OICco Acquisition I has entered into a business combination agreement. According to its SEC filings, however, OICco Acquisition I previously acquired another company named Imperial Automotive Group in November 2012. Please revise your disclosures regarding your affiliated company OICco Acquisition I to discuss that company’s first business combination following its initial public offering.

Disclosure added regarding the first acquisition by OICco I and to clarify that Champion would not be the first acquisition.

On October 14, 2011, OICco Acquisition I, Inc. (“OICco”) entered into an exchange agreement with Imperial Automotive Group, Inc. ("IAG") to exchange 40,000,000 shares of OICco in exchange for 100% of the issued and outstanding shares of Imperial Automotive Group, Inc. At the closing of the Exchange Agreement (which is contingent upon a 80% reconfirmation vote under Rule 419), Imperial Automotive Group, Inc. will become a wholly-owned subsidiary of OICco and OICco will acquire the business and operations of Imperial Automotive Group, Inc. The Exchange Agreement contains customary representations, warranties, and conditions. Gary Spaniak, Sr., and Gary Spaniak, Jr. will be appointed as directors of OICco Acquisition I, Inc. On July 2, 2012, the parties entered into an addendum to the exchange agreement agreeing to exchange an additional 45,000,000 shares of OICco Acquisition I, Inc. in exchange for the Imperial Automotive Group which addendum was terminated on August 20, 2012.

2. In addition, we note that OICco Acquisition I discloses that it acquired Imperial Automotive Group in November 2012 after receiving confirmation of the acquisition from 100% of the purchasers in the initial public offering, but that in July 2013 “Imperial Automotive Group, Inc. returned the 40,000,000 common shares [of OICco Acquisition I] in relation to the share exchange agreement, and remains a subsidiary of the Company.” In your response letter, please explain the July 2013 transaction in greater detail so we may understand the circumstances. Advise whether OICco Acquisition I retained the assets and operations of Imperial Automotive Group, Inc. within its subsidiary. In addition, tell us when the funds and securities held in escrow in connection with OICco Acquisition I’s initial public offering were released to the company and investors, respectively. Please consider adding disclosure to your registration statement where appropriate, including in your risk factors, discussing the significant aspects of the experience of your affiliated company OICco Acquisition I and how such experience may be relevant and material to your potential investors.

The escrow was closed on December 11, 2012 and the funds released to the company and the shares delivered to investors.  In July 2013 upon realizing that the expansion of the  business was not viable and there were only minimal assets in IAG, it was negotiated between the owners of IAG and OICco I that IAG would remain as a wholly owned subsidiary but that the initial consideration given in the acquisition transaction should be returned and that the owners of IAG would be separately compensated with a smaller amount of stock.

On October 14, 2011, OICco Acquisition I, Inc. (“OICco”) entered into an exchange agreement with Imperial Automotive Group, Inc. ("IAG") to exchange 40,000,000 shares of OICco in exchange for 100% of the issued and outstanding shares of Imperial Automotive Group, Inc. At the closing of the Exchange Agreement (which is contingent upon a 80% reconfirmation vote under Rule 419), Imperial Automotive Group, Inc. will become a wholly-owned subsidiary of OICco and OICco will acquire the business and operations of Imperial Automotive Group, Inc. The Exchange Agreement contains customary representations, warranties, and conditions. Gary Spaniak, Sr., and Gary Spaniak, Jr. will be appointed as directors of OICco Acquisition I, Inc. On July 2, 2012, the parties entered into an addendum to the exchange agreement agreeing to exchange an additional 45,000,000 shares of OICco Acquisition I, Inc. in exchange for the Imperial Automotive Group which addendum was terminated on August 20, 2012.

Prospectus Cover Page

3. We note that you state on your cover page, as well as on page 7, that the offering “may terminate” on the earlier of the specified events or time periods. Please clarify, if accurate, that the offering “will terminate” at such time.

Revised to will terminate.

Plan of Distribution, page 17

4. Disclosure on page 18 states that the fee of the escrow agent is $1,500, but the agreement filed as Exhibit 99a states that the fee is $2,500. Please revise as appropriate.

Revised to $2,500.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

5. As requested in prior comment 7, please expand your disclosure regarding Mr. Dotres’s experience to discuss his involvement with OICco Acquisition I, Inc.

Disclosure regarding Mr. Dotres’s involvement as the sole office and director of OICco I added.

6. Further to prior comment 8, please clearly describe in your filing Mr. Davis’s current involvement, if any, with the company.

Mr. Davis currently has no involvement with the company.

Conflicts of Interest, page 27

7. Please explain how Mr. Davis’s other business involvements present a conflict of interest with respect to OICco Acquisition IV, given his apparent departure from the company.

Deleted.

8. Please expand your disclosure regarding Mr. Dotres in this section to name any other blank check or other companies he controls that may present conflicts of interest for him with respect to OICco Acquisition IV. The current disclosure refers generally to “[a]ll blank check companies” with which Mr. Dotres has an affiliation and to his “other business pursuits,” but it does not specify any particular businesses that may pose a conflict with respect to possible business combinations for the company.

Revised to disclose OICco Acquisition I.

9. We note your disclosure that all blank check companies with which Mr. Dotres is affiliated have passed a resolution under Delaware General Corporations Law Section 122(17) pursuant to which these entities “have renounced all interest in all business opportunities and classes of business opportunities.” Please provide us with an analysis of the legal validity of such a general waiver, given that DGCL Section 122(17) permits a corporation to renounce an interest or expectancy in “specified business opportunities or specified classes” of opportunities that come to the corporation or its officers, directors or shareholders. To the extent that you conclude that such a comprehensive waiver may not be legally valid, please provide appropriate disclosure here and in risk factors.

Noted that the resolution has been revised to state it waives as to specifically acquisitions of operating entities.

Exhibit 99a. Escrow Agreement

10. We note that you have filed a new escrow agreement in response to prior comment 10. The agreement, however, does not appear to contemplate the resale offering by Mr. Dotres. In this regard, we note that the opening paragraph of the agreement does not include the selling shareholder as a party, and the recitals to the agreement do not reference the resale offering by Mr. Dotres. Rather, the agreement currently contemplates that all 9 million shares of common stock will be offered by the company. Please file a revised escrow agreement that properly reflects the resale offering in addition to the offering by the company.

Revised escrow attached.

Very truly yours,

/s/ Miquel Dotres

Miquel Dotres, President